Alan Denenberg +1 650 752 2004 alan.denenberg@davispolk.com	Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025

April 1, 2022

Re:	Dynamics Special Purpose Corp. Registration Statement on Form S-4 Filed February 14, 2022 File No. 333-262707

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ameen Hamady Wilson Lee Isabel Rivera Jeffrey Gabor

Ladies and Gentlemen:

On behalf of our client, Dynamics Special Purpose Corp. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated March 13, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated below in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement. Capitalized terms not otherwise defined in this response letter have the meaning given to them in the Amended Registration Statement.

Registration Statement on Form S-4 Filed February 14, 2022

Cover Page

1.	Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the PIPE Investment.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages vi, xi, xiii, 120, 147 and 218 of the Amended Registration Statement accordingly.

2.	Please revise this section to disclose the post-business combination voting power of (i) DYNS’s sponsor and its affiliates as well as (ii) DYNS’s current public stockholders.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on page xiii of the Amended Registration Statement accordingly.

Market and Industry Data, page ii

3.	Your statements regarding information in the document provided by third-party sources, or based on information from third-party sources, inappropriately implies you are not responsible for the disclosure in the prospectus. Revise to clarify you are responsible for all disclosure in the prospectus.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii of the Amended Registration Statement accordingly.

Questions and Answers About The Proposals, page ix

4.	Please add a question and answer that highlights the business combination consideration, including the relative equity ownership percentage split and the contingency consideration. Also, please include the post transaction equity value of the combined company and the value of equity to be issued to the Senti shareholders.

	Response:	The Company respectfully acknowledges the Staff’s comment and has (a) revised the disclosure on page x to more fully describe the nature of the Business Combination Consideration and the Contingency Consideration, including the value of the equity to be issued to Senti shareholders and option holders, as applicable, and (b) added a question and answer on page xi which, among other things, describes (i) the relative equity ownership split between the non-redeeming Public Stockholders, the PIPE Investors, the Sellers and the Sponsor following the consummation of the Business Combination and the PIPE Investment under various redemption scenarios, and (ii) the expected pro forma post-transaction equity value of New Senti.

5.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

	Response:	The Company respectfully acknowledges the Staff’s comment and has, in the question and answer added on page xi, included a sensitivity analysis showing the potential impact of a range of redemption scenarios on (a) the equity stakes and voting power of the non-redeeming Public Stockholders, the PIPE Investors, the Sellers and the Sponsor, and (b) the per share book value of shares of New Senti.

6.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Notice of Special Meeting and on pages xviii, and 107 of the Amended Registration Statement accordingly.

7.	Please add a question and answer that discloses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, at different redemption levels

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly. Please see the question and answer added at page xi of the Amended Registration Statement.

8.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 9 and 111 of the Amended Registration Statement accordingly.

9.	Please revise your disclosures here and on page 200 to quantify the number of shares that will have registration rights following the consummation of the Business Combination.

April 1, 2022	2

Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages xiv and 207 of the Amended Registration Statement accordingly.

Q: What is a Non-Redemption Agreement?, page xiii

10.	Please disclose whether any Non-Redemptions Agreements were entered into with affiliates or interested parties.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page xviii of the Amended Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus

The Parties

Senti, page 2

11.	Please revise the summary disclosure concerning Senti to highlight the going concern determinations.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 2 of the Amended Registration Statement accordingly.

Interests of the Sponsor and DYNS’s Directors and Officers in the Business Combination, page 9

12.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 10 of the Amended Registration Statement accordingly.

Risk Factors, page 22

13.	Please disclose the material risks to unaffiliated investors presented by taking Senti public through a merger rather than an underwritten offering. These risks could include, for example, the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 15, 25 and 103 of the Amended Registration Statement accordingly by including an additional risk factor.

We may be unable to acquire or in-license any relevant third-party intellectual property rights..., page 58

14.	Please revise to disclose which of Senti’s product candidates and technologies are subject to march-in rights.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 59 of the Amended Registration Statement accordingly to disclose the technologies that are subject to march-in rights.

New Senti’s amended and restated bylaws designate the Court of Chancery of the State of Delaware..., page 93

15.	We note that the New Senti’s amended and restated bylaws will contain a forum selection provision that identifies the U.S. federal district courts as the exclusive forum for actions arising under the Securities Act. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also ensure the disclosure on page 340 is consistent with the disclosure here.

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	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 94 and 346 of the Amended Registration Statement accordingly. The Company notes that New Senti’s forum selection provision provides that only certain matters be litigated in the Court of Chancery of the State of Delaware and, as set forth in the Amended Registration Statement, will not apply to any causes of action arising under the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

16.	We note that the Delaware Court of Chancery forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also ensure the disclosure on page 340 is consistent with the disclosure here.

	Response:	The Company respectfully acknowledges the Staff’s comment. We expect that the Company will continue to include disclosure similar to the disclosure (as revised, pursuant to this response letter) on page 94 of the Amended Registration Statement in future risk factor disclosures in its Annual Reports on Form 10-K, registration statements or other applicable filings to specify that the forum selection provision does not apply to any actions arising under the Securities Act or the Exchange Act. In addition, the bylaws of New Senti, which are filed as an Exhibit to the Amended Registration Statement, include language which specifies these exceptions.

The Sponsor and DYNS’s officers and directors own DYNS Common Stock that will be worthless..., page 94

17.	Please revise this risk factor to more clearly state that because the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Please also highlight this risk in the Summary of the Proxy Statement/Prospectus.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 11, 14 25 and 95 of the Amended Registration Statement accordingly.

Background of the Business Combination, page 110

18.	Please revise the background section to provide additional detail regarding the “three other potential targets” and to clarify the extent of the negotiations with the three other potential targets that you ultimately did not pursue. To the extent that any preliminary proposals were submitted, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 115 and 116 of the Amended Registration Statement accordingly.

19.	Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section. By way of example only, please identify each of the individuals who participated in the diligence discussions with Senti from July 19, 2021 to July 29, 2021 and the experts and third-party consultants referenced on page 116.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 114, 115, 116 and 120 of the Amended Registration Statement accordingly. In respect of the experts and third-party consultants referenced on page 116 of the Registration Statement, these persons are predominantly contacts of the Company’s management team who work in the life science industry (including in the venture capital industry) and who were consulted by the Company’s management team on a confidential basis for their advice in respect of various technical and other matters. The due diligence work conducted by these individuals and consultants was intended to assist the Company’s management team in assessing the business and operations of Senti, but was just part of the overall due diligence efforts conducted by the Company’s management. While the Company considered the conduct of the overall due diligence effort conducted in connection with the Business Combination important to management’s and the Board’s evaluation of the potential transaction, the due diligence performed by such individuals was not individually material and was not reviewed by the Board in connection with its evaluation of the Business Combination. Such diligence performed by these individuals and consultants was simply one input in the broader mix of information that the Company’s management used to educate itself in connection with evaluating whether to pursue the Senti opportunity.

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20.	We note your disclosure on page 111 that “[i]ndependently, members of DYNS’s management team heard about Senti from calls with people in their network.” Please disclose, if known, the dates of such conversations and the individuals involved.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 114 of the Amended Registration Statement accordingly.

21.	Please revise your disclosure in this section to clearly describe how DYNS formulated equity value of Senti equal to $240,000,000. Please also revise to clarify whether this valuation was subject to any negotiation between the parties.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 121 and 124 of the Amended Registration Statement accordingly.

22.	Please revise to explain in greater detail the materials reviewed in the data room and the “financial analysis conducted by DYNS’s management team” referenced on page 124.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 115, 120, 124, 127 and 129 of the Amended Registration Statement accordingly.

23.	You disclose that on September 3, 2021, you, Senti, J.P. Morgan, Morgan Stanley, BofA Securities began discussing the proposed PIPE financing and on September 22, 2021, began marketing an investment in the PIPE financing. Please disclose who selected the PIPE investors, the identity of the PIPE investors, and any material relationships between the PIPE investors and the sponsor, the Companies and their affiliates.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 120 of the Amended Registration Statement accordingly.

The Board’s Reasons for Approval of the Business Combination, page 122

24.	We note your disclosure that the board of directors did not obtain a third-party valuation or fairness opinion. Please describe the substantive factors considered by the board of directors and management in determining that the business combination is “fair” to stockholders, as disclosed on page 11.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 12, 127 and 129 of the Amended Registration Statement accordingly.

25.	Please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure. Please also revise to clarify whether your board of directors reviewed a comparable company analysis. We note your statements on page 113 regarding public comparables. To the extent that your board of directors reviewed a comparable company analysis, please include this analysis in the prospectus.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 121, 124 and 127 and 129 of the Amended Registration Statement accordingly. There were no analyses which the Company or the Board reviewed which did not support the fairness of the transaction.

Material U.S. Federal Income Tax Considerations, page 144

26.	We note your intention and expectation that the transaction qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Please revise your disclosure to more clearly state counsel’s tax opinion on whether the transaction will qualify as a reorganization and include appropriate risk factor disclosure. In addition, please state in your disclosure that the discussion is the opinion of tax counsel and identify counsel. Refer to Sections III.B and C of Staff Legal Bulletin 19. Please also file a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 of Staff Legal Bulletin No. 19.

April 1, 2022	5

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the section titled “Material Tax Considerations of the Business Combination to U.S. Holders of Senti Capital Stock” on pages 151 and 152 of the Amended Registration Statement (the “Business Combination Tax Section”) to reflect that the discussion in the Business Combination Tax Section constitutes the opinion of Goodwin Procter LLP (“Goodwin”), special tax counsel to Senti, insofar as it discusses the material U.S. federal income tax considerations applicable to U.S. Holders of Senti Capital Stock as a result of the Business Combination. The Company further supplementally advises the Staff that the Company intends to file an opinion of Goodwin, which will be based on, and subject to, assumptions, qualifications and limitations to be set forth in such opinion and in the section titled “Material U.S. Federal Income Tax Consequences”, (1) confirming that the Business Combination Tax Section sets forth the opinion of Goodwin regarding the material federal income tax consequences described in the immediately preceding sentence, and (2) concluding that the Business Combination should qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Also in response to the Staff’s comment, the Company has revised the section entitled “Material Tax Considerations Related to a Redemption of Class A Common Stock” on page 153 of the Amended Registration Statement (the “Redemption Tax Section”) to reflect that the discussion in the Redemption Tax Section constitutes the opinion of Davis Polk & Wardwell LLP (“Davis Polk”), special U.S. tax counsel to the Company, insofar as it discusses the material U.S. federal income tax considerations for U.S. Holders and Non-U.S. Holders of Class A Common Stock as a result of the redemption of their Class A Common Stock pursuant to the exercise of their redemption rights in connection with the shareholder vote regarding the Business Combination Proposal (a “Redemption”). The Company further intends to file an opinion of Davis Polk which will be based on, and subject to, assumptions, qualifications and limitations to be set forth in such opinion and in the section titled “Material U.S. Federal Income Tax Consequences”, confirming that the Redemption Tax Section sets forth the opinion of Davis Polk regarding the material U.S. federal income tax consequences of a Redemption.

Conflicts of Interest, page 209

27.	We note that J.P. Morgan served as the sole book running manager of DYNS’s initial public offering and was engaged as a capital markets advisor in connection with the business combination, entitling it to receive $7,050,000 of deferred underwriting fees. Please disclose this conflict of interest in this section and throughout the prospectus, as appropriate.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 126,, 208 and 220 of the Amended Registration Statement accordingly.

28.	We note your disclosure that your current charter modifies the corporate opportunities doctrine. Please address whether this conflict of interest impacted your search for a business combination target.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 217 of the Amended Registration Statement accordingly.

Executive Compensation, page 308

29.	Please include a description of the material terms of Deborah Knobelman’s employee offer letter, which you have filed as Exhibit 10.9. Refer to Item 18(a)(7)(ii) of Form S-4.

	Response:	The Company respectfully acknowledges the Staff’s comment. The Company has removed Deborah Knobelman’s offer letter from the Exhibit Table of the Amended Registration Statement because Ms. Knobelman is not a “named executive officer” as defined in Item 402 of Regulation S-K, is not included in the Summary Compensation Table for the year ended December 31, 2021, and the terms of her offer letter are not material to the Company in amount or significance. As an Emerging Growth Company and Smaller Reporting Company, the Company is not required, under Item 402 of Regulation S-K, to provide a description of the material terms of Ms. Knobelman’s offer letter and has elected not to include such disclosure in this Amended Registration Statement.

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Beneficial Ownership, page 318

30.	Please identify the natural person(s) with voting and/or dispositive control of the shares held by 8VC in footnote 10 to the beneficial ownership table.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 326 of the Amended Registration Statement accordingly.

General

31.	Please revise the proxy statement/prospectus to ensure that all acronyms and industry terms are defined when first used. We note several uses of acronyms that are never defined and whose meaning is not clear from context. For example, in your risk factor disclosure on page 40 you use “CMO” and in the background section on page 112 you use “CDA.” Refer to Rule 421(b) of the Securities Act of 1933.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on (among others) pages iv, 14, 41, 77, 79, 83 and 115 of the Amended Registration Statement accordingly.

32.	Please remove the references throughout your prospectus to “first-in-class” or “best-in-class” product candidates as these descriptions imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 113, 114 and 116 of the Amended Registration Statement accordingly.

Unaudited Pro Forma Condensed Financial Information, page 153

33.	Reference is made to note 4 on page 160. We note you indicate here and elsewhere within your filing that the exchange ratio is determined in accordance with the terms of the Merger Agreement. Please revise to expand upon how the exchange ratio is calculated under the terms of the agreement and/or cross-reference to where such information can be obtained within your filing.

	Response:	The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages iii and 166 of the Amended Registration Statement accordingly.

34.	Given that the merger will be accounted for as a reverse recapitalization with Senti BioSciences, Inc. as the accounting acquirer, it appears to us that the expenses incurred by Dynamics Special Purpose Corp of $7.4 million, disclosed in note 5(d) on page 161 are transaction costs related to the merger that should be expensed as incurred and recorded in the pro forma statement of operations as a non-recurring item. Please advise or revise.

	Response:	We respectfully acknowledge the Staff’s comment. We have revised the classification of transaction costs and updated the unaudited pro forma condensed combined financial information as of and for the year ended December 31, 2021 to reflect $4.1 million of transaction costs expected to be incurred by the Company that are expensed as part of the Business Combination as (1) an adjustment to general and administrative expense in the pro forma condensed combined statement of operations as non-recurring items, and (2) an adjustment to accumulated deficit in the pro forma condensed combined balance sheet. Additionally, the pro forma condensed balance sheet reflects a $150,000 adjustment to additional paid-in capital, which represents transaction costs expected to be incurred that are direct and incremental costs of the Business Combination. We have revised the disclosures on pages 162, 167 and 168 of the Amended Registration Statement.

35.	Reference is made to note 6(f) on page 163. Please tell us and expand your disclosures to include a note regarding how the amounts attributed to stock owned by Sponsors and public stockholders were derived. Your response should explain how this calculation is consistent with the guidance outlined within Rule 11-02(a)(9)(ii) of Regulation S-X and how it reconciles or relates to the historical weighted shares outstanding disclosed on the statement of operations elsewhere within your filing.

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Response:

The Company respectfully acknowledges the Staff’s comment. The pro forma weighted-average number of New Senti shares outstanding is presented as if the transactions were consummated on January 1, 2021, which is in accordance with Rule 11-02(a)(9)(ii) of Regulation S-X.

To derive the amounts attributed to stock owned by the Sponsor and Public Stockholders, we used the outstanding amounts of all classes of common stock of DYNS as presented in the historical balance sheet as of December 31, 2021, which include 23,000,000 shares of Class A Common Stock subject to possible redemption, 715,500 shares of Class A Common Stock and 5,750,000 shares of Class B Common Stock. For pro forma purposes, we assumed that these amounts were outstanding for the entire year ended December 31, 2021 and will convert into common stock of New Senti upon consummation of the Business Combination. We then considered the following items to arrive at the New Senti Common Stock owned by the Sponsor and Public Stockholders:

•  reclassification of 23,000,000 shares of DYNS Class A Common Stock subject to possible redemption to New Senti Common Stock, as described in Note 5(g);

•  cancellation of 965,728 shares of DYNS Class B Common Stock and issuance of 965,728 shares of DYNS Class A Common Stock to the Anchor Investors, as described in Notes 5(j) and 5(k), respectively;

•  conversion of the remaining 4,784,272 shares of DYNS Class B Common Stock (after the cancellation of 965,728 shares of DYNS Class B Common Stock) to shares of DYNS Class A Common Stock, as described in Note 5(l);

•  reclassification of 5,499,772 shares of DYNS Class A Common Stock to New Senti Common Stock, as described in Note 5(m); and

•  redemption of the maximum number of shares of DYNS Class A Common Stock (being 14,890,663 shares) under “Scenario 2,” as described in Note 5(h).

We have expanded the disclosures on page 171 of the Amended Registration Statement to include the table shown in the annexure to this response letter within Note 6(f) to the unaudited pro forma condensed combined financial statements, illustrating how the amounts attributed to stock owned by the Sponsor and Public Stockholders were derived.

In addition, we respectfully advise the Staff that the pro forma weighted-average shares outstanding presented in the unaudited pro forma condensed combined statement of operations does not reconcile to the historical weighted-average shares outstanding disclosed on DYNS’s historical statement of operations for the year ended December 31, 2021, as the starting point is the outstanding number of shares of DYNS common stock as of December 31, 2021 presented within the historical balance sheet.

Please do not hesitate to contact me at (650) 752 2004 or alan.denenberg@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours, /s/ Alan Denenberg

Alan Denenberg

cc	Mostafa Ronaghi, Ph.D., Chief Executive Officer, Dynamics Special Purpose Corp.

Jocelyn Arel, Goodwin Procter LLP

Michael Patrone, Goodwin Procter LLP

Maggie Wong, Goodwin Procter LLP

April 1, 2022	8

Annexure to Response Letter

Table referred to in response to Staff comment #35:

	Note	DYNS Class A Common Stock subject to possible redemption	DYNS Class A Common Stock	DYNS Class B Common Stock	New Senti Class A Common Stock owned by public stockholders	New Senti Class A Common Stock owned by Sponsors
DYNS historical common stock outstanding as of December 31, 2021		23,000,000	715,500	5,750,000
Cancellation of 965,728 Class B Common Stock of DYNS and issuance of 965,728 Class A Common Stock of DYNS to the Anchor Investors	Notes 5(j) and 5(k)			(965,728)	965,728
Conversion of the remaining DYNS Class B Common Stock (after the cancellation of 965,728 DYNS Class B Common Stock) to DYNS Class A Common Stock	Note 5(l)		4,784,272	(4,784,272)
Reclassification of Class A common stock subject to possible redemption to New Senti Class A Common Stock	Note 5(g)	(23,000,000)			23,000,000
Reclassification of DYNS Class A Common Stock to New Senti Class A Common Stock.	Note 5(m)		(5,499,772)			5,499,772

Total Scenario 1		—	—	—	23,965,728	5,499,772

Redemption of the maximum number of shares of 14,890,663 DYNS Class A Common Stock	Note 5(h)				(14,890,663)

Total Scenario 2					9,075,065	5,499,772

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